HypoVereinsbank

RECEIVED APR 23 2002

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

02028681

GIR - Group Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, April 12th , 2002

**Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777**

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated February 20th, 2002 commenting on the preliminary results for 2001
- Investor Relations Release dated March 18th, 2001 commenting on HVB Group divesting its stake in Banco Popular Espanol (only in English)
- Investor Relations Release dated March 21st, 2002 commenting on the presentation of financial statements for 2001.

You will receive each of the items listed above in German and English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

By: ______________________
Name: Susan Eckenberg
Title: IR Manager

By: ______________________
Name: Sabine Rückert
Title: IR Manager

Enclosures

HVB Group

Group Investor Relations-Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	+49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **FEBRUARY 20, 2002**

Preliminary result for 2001

Pre-tax profit of €1,549m – respectable result in a demanding environment

- **Total operating revenues up 1.3% to €11,285m compared with pro forma for 2000**
- **Number of employees reduced by 3,347 (-4.6%) and number of branches by 183 (-7.6%)**
- **Q4-pre-tax profit (€456m) second best of entire year**
- **Earnings per share of €2.35 and RoE after taxes 6.5% (both before amortization of goodwill)**
- **Proposed dividend unchanged at €0.85 per common bearer share; strengthening of Group reserves of €481 m; dividend payout rate 49%**

In the past fiscal year the HVB Group achieved a respectable pre-tax profit of €1,549m, a decline of 30.5% compared with the pro-forma figure for 2000. We improved operating revenues in the final quarter in terms of quality and quantity compared with the two previous quarters, posting the second best quarterly pre-tax profit of the entire year at €456m.

Preliminary trends in results compared with pro forma for 2000:

In 2001 **operating revenues** totaled €11,285m – a slight increase of 1.3% over the previous year. We boosted **net interest income** 2.4% to €7,331m. In particular in the fourth quarter, net interest income expanded sharply, reflecting rising volumes and margins. **Net commission income** contracted 12.4% to €2,877m due to the very weak market in securities business. Nonetheless, customer business in the fourth quarter was again brisker. Due to difficult capital markets, the **trading profit** at €592m missed the prior-year figure by just 8.5%. As already stated during the year the IAS 39 effect was marginal.

General administrative expenses rose 8.7% to €7,735m. Adjusted for consolidation effects, expenses related to introducing the euro, and restructuring costs and currency effects, the rate of increase was a gratifyingly low 3.3%. Already by the end of 2001 we realised synergies from the largely concluded integration of Bank Austria as planned. We have reduced the number of employees in the Group by 3,347 or 4.6% to 69,520. We also reduced the number of branches by 7.6% or 183 to 2,238. The restructuring measures we initiated early on are beginning to take effect.

We increased **risk provisions** 18.0% to €2,074m. The increase reflects the impact of the economic downturn in Europe and the U.S. on our loan portfolio. In the fouth quarter alone, we set up one-time provisions of €200m to cover our exposure in Argentina (70% country-specific provisioning rate) and Enron. Without these two special influences, risk provisions was within our own expectations for the past fiscal year.

Total operating profit contracted 34.8% % to €1,476m. **Pre-tax profit** of €1,549m (-30.5%) also contains amortization of goodwill on the one hand and on balance positive effects in net income from investments on the other.

At this year's Annual General Meeting of Shareholders, the Board of Managing Directors will propose a **dividend payout** of €457m from the **net consolidated profit** of €938m with an unchanged per-share dividend payout of €0.85 per common bearer share. It is planned to allocate €481m to Group reserves. The dividend payout rate will be 48.7%

Earnings per share and **RoE after-taxes,** both adjusted for amortization of goodwill, are €2.35 (pro forma 2000: €3.09) and 6.5% (pro forma 2000: 8.9 %). The **cost-income ratio** is 68.5% (pro forma 2000: 63.9%).

The Board of Managing Directors of the HVB Group is confident that the productivity and profitability of the Group will continue to rise in the present fiscal year 2002 due to the restructuring measures which have been introduced and are already taking effect.

The definitive consolidated financial statements for the HVB Group will be published on March 21, 2002.

At this time an IR conference will be held to which you will receive an invitation in good time.

I. Major trends compared with results for 2000 (pro forma):

	2001 (preliminary)	2000 (pro forma)	Change in %
Net interest income	7,331	7,161	2.4
Risk provisions	2,074	1,757	18.0
Net commission income	2,877	3,284	(12.4)
Trading profit	592	647	(8.5)
General administrative expenses	7,735	7,117	8.7
Balance of other operating income and expenses	485	47	>+100.0
Total operating profit	1,476	2,265	(34.8)
Pre-tax profit	1,549	2,229	(30.5)
Income taxes	582	658	(11.6)
Net income after taxes	967	1,571	(38.4)
Minority interest	(29)	(128)	77.3
Net consolidated profit	938	1,443	(35.0)
<u>for information</u> Total operating revenues	11,285	11,139	1.3

II. Major trends compared with Dec. 31, 2000 (actual):

	2001(preliminary)	2000 (actual)	Change in %
Net interest income	7,331	5,150	42.3
Risk provisions	2,074	1,186	74.9
Net commission income	2,877	2,423	18.7
Trading profit	592	548	8.0
General administrative expenses	7,735	5,117	51.2
Balance of other operating incomes and expenses	485	55	>+100.0
Total operating profit	1,476	1,873	(21.2)
Pre-tax profit	1,549	1,852	(16.4)
Income taxes	582	668	(12.9)
Net income after taxes	967	1,184	(18.3)
Minority interest	(29)	(105)	72.4
Net consolidated profit	938	1,079	(13.1)
<u>for information</u> Total operating revenues	11,285	8,176	38.0

HVB Group

Group Investor Relations-Team:
Stefan.Ermisch@hvbgroup.com ☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com ☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com ☎ +49-89-378 29185
Marc.Hess@hvbgroup.com ☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com ☎ +49-89-378 26024
Richard.Speich@hvbgroup.com ☎ +49-89-378 31063
Fax +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **20. FEBRUAR 2002**

Vorläufiges Jahresergebnis 2001

Ergebnis vor Steuern von 1.549 Mio € - respektables Resultat in schwierigem Umfeld

- **Gesamte operative Erträge gegenüber proforma-2000 um 1,3% auf 11.285 Mio € gestiegen**
- **Anzahl der Mitarbeiter um 3347 (-4,6%) und Anzahl der Geschäftsstellen um 183 (-7,6%) reduziert**
- **Q4-Ergebnis vor Steuern mit 456 Mio € zweitbestes des gesamten Jahres**
- **Ergebnis je Aktie 2,35 € und RoE nach Steuern 6,5% (jeweils vor Goodwill-Afa)**
- **Unveränderter Dividendenvorschlag von 0,85 € je Stammaktie; Stärkung der Konzernrücklagen um 481 Mio € bei Ausschüttungsquote von 49%**

Die HVB Group erzielte im abgelaufenen Geschäftsjahr ein respektables Ergebnis vor Steuern von 1.549 Mio €. Gegenüber dem proforma-Wert 2000 entspricht dies einem Rückgang von 30,5%. Im Schlußquartal konnten wir gegenüber den beiden Vorquartalen die Qualität und die Höhe unserer operativen Erträge weiter verbessern und erzielten mit 456 Mio € das zweitbeste Quartalsvorsteuerergebnis des Gesamtjahres.

Die vorläufigen Ergebnistrends gegenüber proforma-Vergleich 2000:

Die **operativen Erträge** 2001 betrugen 11.285 Mio € - eine leichte Steigerung um 1,3% gegenüber dem Vorjahr. Dabei erhöhten wir den **Zinsüberschuss** um 2,4% auf 7.331 Mio €. Insbesondere im vierten Quartal legte der Zinsüberschuss volumens- und margenbedingt kräftig zu. Der **Provisionsüberschuss** ermäßigte sich angesichts des sehr schwachen Marktumfelds im Wertpapiergeschäft um 12,4% auf 2.877 Mio €. Im vierten Quartal konnten wir dabei wieder ein regeres Kundengeschäft verzeichnen. Das **Handelsergebnis** verfehlte in schwierigen Kapitalmärkten mit 592 Mio € den Vorjahreswert nur um 8,5%. Der IAS 39 Effekt ist - wie unterjährig stets angedeutet - marginal.

Die **Verwaltungsaufwendungen** erhöhten sich um 8,7% auf 7.735 Mio €. Bereinigt um Konsolidierungseffekte, Euro-Umstellung, Restrukturierungsaufwendungen und Währungseffekte betrug die Steigerungsrate erfreulich niedrige 3,3 %. Bereits im abgelaufenen Jahr konnten wir Synergien aus der weitgehend abgeschlossenen Integration der Bank Austria planmäßig realisieren. Die Anzahl der Mitarbeiter im Konzern haben wir spürbar um 3.347 oder 4,6% auf 69.520 vermindert. Ebenso reduzierten wir die Anzahl der Geschäftsstellen um 7,6% oder 183 auf 2.238. Unsere frühzeitig eingeleiteten Restrukturierungsmaßnahmen beginnen zu greifen.

Die **Risikovorsorge** haben wir im Berichtsjahr um 18,0% auf 2.074 Mio € angehoben. Der Anstieg reflektiert die Auswirkungen der konjunkturellen Schwäche in Europa und den USA auf unser Kreditportfolio. Dabei entfielen allein im vierten Quartal einmalige Vorsorgemaßnahmen auf unser Länderrisiko Argentinien (70% Länderwertberichtigung) und auf unser Engagement bei Enron von zusammen 200 Mio €. Ohne diese beiden Sondereinflüsse liegt die Risikovorsorge im Rahmen der eigenen Erwartungen für das abgelaufene Geschäftsjahr.

Das **Betriebsergebnis** ermäßigte sich um 34,8% auf 1.476 Mio €. Im **Ergebnis vor Steuern** von 1.549 Mio € (-30,5%) sind u.a. Goodwillabschreibungen einerseits und per Saldo positive Effekte im Finanzanlageergebnis andererseits enthalten.

Der Vorstand wird der Hauptversammlung vorschlagen, aus dem **Jahresüberschuss nach Fremdanteilen** von 938 Mio € eine **Dividendenausschüttung** von 457 Mio € bei einer unveränderten Dividendenzahlung von 0,85 € je Stammaktie vorzunehmen. Die Dotierung der Konzernrücklagen soll 481 Mio € betragen. Die Ausschüttungsquote beträgt 48,7%.

Die jeweils um Goodwillabschreibungen bereinigten Kennzahlen **Ergebnis je Aktie** und **Eigenkapitalrentabilität nach Steuern** liegen bei 2,35 € (proforma-Vj. 3,09 €) und 6,5 % (proforma-Vj. 8,9 %). Die **Cost/Income-Ratio** beträgt 68,5 % (proforma-Vj. 63,9%).

Der Vorstand der HVB Group ist zuversichtlich, im laufenden Geschäftsjahr 2002 die Produktivität und Profitabilität durch die eingeleiteten, bereits greifenden Restrukturierungsmaßnahmen weiter erhöhen zu können.

Der endgültige Konzernabschluß der HVB Group wird am 21. März 2002 veröffentlicht. Zu diesem Zeitpunkt wird eine IR-Veranstaltung stattfinden, zu der wir rechtzeitig separat einladen werden.

I. Die wesentlichen Ergebnistrends gegenüber dem proforma-Ergebnis 2000:

	31.12.2001 (vorläufig)	**31.12.2000 proforma**	**Veränderung in %**
Zinsüberschuss	7.331	7.161	2,4
Kreditrisikovorsorge	2.074	1.757	18,0
Provisionsüberschuss	2.877	3.284	-12,4
Handelsergebnis	592	647	-8,5
Verwaltungsaufwendungen	7.735	7.117	8,7
Saldo der Sonstigen betrieblichen Erträge/Aufwendungen	485	47	>+100,0
Betriebsergebnis	1.476	2.265	-34,8
Ergebnis vor Steuern	1.549	2.229	-30,5
Ertragsteuern	582	658	-11,6
Jahresüberschuss	967	1.571	-38,4
Fremdanteile am Jahresüberschuss	-29	-128	77,3
Jahresüberschuss ohne Fremdanteile	938	1.443	-35,0
nachrichtlich Summe der operativen Erträge	11.285	11.139	1,3

II. Die wesentlichen Ergebnistrends gegenüber dem Ist-Ergebnis 2000:

	31.12.2001 (vorläufig)	31.12.2000 Ist	Veränderung in %
Zinsüberschuss	7.331	5.150	42,3
Kreditrisikovorsorge	2.074	1.186	74,9
Provisionsüberschuss	2.877	2.423	18,7
Handelsergebnis	592	548	8,0
Verwaltungsaufwendungen	7.735	5.117	51,2
Saldo der Sonstigen betrieblichen Erträge/Aufwendungen	485	55	>+100,0
Betriebsergebnis	1.476	1.873	-21,2
Ergebnis vor Steuern	1.549	1.852	-16,4
Ertragsteuern	582	668	-12,9
Jahresüberschuss	967	1.184	-18,3
Fremdanteile am Jahresüberschuss	-29	-105	72,4
Jahresüberschuss ohne Fremdanteile	938	1.079	-13,1
nachrichtlich Summe der operativen Erträge	11.285	8.176	38,0

HVB Group

Group Investor Relations-Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rueckert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	+49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **MARCH, 18TH, 2002**

HVB Group divests its stake in Banco Popular Español – refocus of Spanish activities

- **HVB Group intends to sell a 4,1% stake in Banco Popular Español in order to dispose from non strategic holdings**
- **Banco Inversión, since 2000 the Spanish subsidiary of HVB Group, will become the bank's focus in Spain**
- **Successful cooperation with Banco Popular Español will be continued for corporate and private customers**

HVB Group will optimize its market approach in Spain. Therefore HVB Group intends to sell most of its 4,6% stake in Banco Popular Español to Allianz AG. The disposal is based on HVB Group decision to concentrate Group activities and to dispose from non strategic holdings. In addition, HVB Group and Banco Popular Español have reached an agreement by which HVB Group will sell its 50% stake in Banco Popular Hipotecario S.A. to Banco Popular. Banco Popular Hipotecario S.A. is a joint Spanish mortgage bank founded in 1989 and has a balance sheet of € 1,3 bn.

The involved parties, Banco Popular Español, Allianz and HVB Group, have agreed not to disclose the price of the transactions. Both transactions are subject to the necessary approvals by the Spanish authorities.

In future, HVB Group will concentrate its activities in the Spanish market on Banco Inversión. This move will further strengthen our Spanish Private Bank, which we bought in 2000. Banco Inversión focuses mainly on Private Banking and Asset Management and plans to further expand its position in the Spanish market. In addition, HVB Group plans to strengthen own activities in the professional Real Estate Finance Business in the Spanish market as part of a widely regionally-diversified Real Estate Finance Portfolio across Europe.

The successful cooperation between HVB Group and Banco Popular Español, which started in 1990, will be continued. The cooperation is focused on the mutual support of HVB Group´s and Banco Popular Español´s domestic corporate and private customers outside their home market. Recently, both banks extended this cooperation to Austria and CEE.

This release is distributed after the closing of the Spanish stock exchange today.

HVB Group

Group Investor Relations-Team:

Stefan.Ermisch@hvbgroup.com	☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com	☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com	☎ +49-89-378 29185
Marc.Hess@hvbgroup.com	☎ +49-89-378 27602
Sabine.Rückert@hvbgroup.com	☎ +49-89-378 26024
Richard.Speich@hvbgroup.com	☎ +49-89-378 31063
Fax	+49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **MARCH 21, 2002**

Presentation of financial statements for 2001

Today the HVB Group presented its final financial statements for the year 2001 in accordance with International Accounting Standards (IAS). Enclosed you will find overviews of the most important key ratios, income statement, balance sheet and segment reporting. We have already explained the Group's preliminary P&L in detail in an IR-Release published on February 20th.

Analyst Conference in Munich:
today from 2:00 to 3:30 p.m. at HypoVereinsbank, Arabellastrasse 14

Analyst Conference in London:
Monday, March 25, 2002 from 11:00 a.m. to 12:30 p.m. local time, Great Eastern Hotel, Liverpool Street

Dr. Sprissler (CFO) will explain the financial statements at the Analyst Conferences in Munich and London in detail. The event in Munich will be broadcast live on our Investor Relations-web site www.hvbgroup.com/ir in German and English and can additionally be viewed on the web site thereafter. Presentation documents can be downloaded from the same site roughly one hour before the event begins.

FINANCIAL HIGHLIGHTS

HVB Group	2001	2000
Operating performance		
Operating profit	1,476 m €	1,873 m €
Profit from ordinary activities	1,549 m €	1,978 m €
Net income before taxes	1,549 m €	1,852 m €
Net income	967 m €	1,184 m €
Cash dividend per share of common stock	0.85 €	0.85 €
Earnings per share as per IAS (excl. merger expenses)	1.75 €	2.50 €
Earnings per share as per IAS (incl. merger expenses)	2.35 €	2.71 €
Key indicators		
Return on equity after taxes (excl. merger expenses)	6.5 %	9.2 %
Return on equity after taxes (incl. merger expenses)	4.9 %	8.5 %
Cost-Income-Ratio (based on operating revenues)	68.5 %	62.6 %
Ratio of net commission income to operating revenues	25.5 %	29.6 %
Balance sheet figures		
Total assets	728.2 Mrd €	716.5 Mrd €
Total lending volume	454.3 Mrd €	449.2 Mrd €
Shareholders' equity	25.1 Mrd €	19.6 Mrd €
Key capital ratios compliant with the BIS[1]		
Core Capital	21.7 Mrd €	19.3 Mrd €
Total equity	41.5 Mrd e	39.6 Mrd €
Risk assets	365.1 Mrd €	355.0 Mrd €
Core capital ratio	6.0 %	5.4 %
Total equity ratio	10.3 %	10.0 %

Employees	69,520	72,867
Branch offices	2,238	2,421

1) As per approved financial statements.

CONSOLIDATED INCOME STATEMENT AND APPROPRIATION OF NET INCOME FOR THE YEAR PRO-FORMA ended December 31, 2001

in m €	2001	2000 Pro-forma	Change in m €	in %
Net interest income	7,331	7,161	+ 170	+ 2.4
Provisions for losses on loans and advances	2,074	1,757	+ 317	+ 18.0
Net interest income after provisions for losses on loans and advances	5,257	5,404	- 147	- 2.7
Net commission income	2,877	3,284	- 407	- 12.4
Trading profit	592	647	- 55	- 8,5
General administrative expenses	7,735	7,117	+ 618	+ 8.7
Balance of other operating income and expenses	485	47	+ 438	>+ 100.0
Operating profit	1,476	2,265	- 789	- 34.8
Net income from investments	530	480	+ 50	+ 10.4
Amortization of Goodwill	321	213	+ 108	+ 50.7
Balance of other income and expenses	- 136	- 177	+ 41	+ 23.2
Profit from ordinary activities	1,549	2,355	- 806	- 34.2
Balance of extraordinary income and expenses	--	- 126	+ 126	>+ 100.0
Net income before taxes	1,549	2,229	- 680	- 30.5
Income taxes	582	658	- 76	- 11.6
Net income	967	1,571	- 604	- 38.4
Minority interest in net income	- 29	- 128	+ 99	+ 77.3
Net income adjusted for minority interest	938	1,443	- 505	- 35.0
nachrichtlich: Summe operative Erträge	11,285	11,139	+ 146	+ 1.3

CONSOLIDATED INCOME STATEMENT AND APPROPRIATION OF NET INCOME FOR THE YEAR ended December 31, 2001

in m €	2001	2000	Change in m €	In %
Net interest income	7,331	5,150	+ 2,181	+42.3
Provisions for losses on loans and advances	2,074	1,186	+ 888	+ 74.9
Net interest income after provisions for losses on loans and advances	5,257	3,964	+ 1,293	+ 32.6
Net commission income	2,877	2,423	+ 454	+ 18.7
Trading profit	592	548	+ 44	+ 8.0
General administrative expenses	7,735	5,117	+ 2,618	+ 51.2
Balance of other operating income and expenses	485	55	+ 430	>+ 100.0
Operating profit	1,476	1,873	- 397	- 21.2
Net income from investments	530	325	+ 205	+ 63.1
Amortization of Goodwill	321	89	+ 232	>+ 100.0
Balance of other income and expenses	- 136	- 131	- 5	- 3.8
Profit from ordinary activities	1,549	1,978	- 429	- 21.7
Balance of extraordinary income and expenses	--	- 126	+ 126	>+ 100.0
Net income before taxes	1,549	1,852	- 303	16.4
Income taxes	582	668	- 86	- 12.9
Net income	967	1,184	- 217	- 18.3
Minority interest in net income	- 29	- 105	+ 76	+ 72.4
Net income adjusted for minority interest	938	1,079	- 141	- 13.1
Transfers to retained earnings	481	623	- 142	- 22.8
Consolidated profit	457	456	+ 1	+ 0.1

CONSOLIDATED BALANCE SHEET at December 31, 2001

Assets in m €	2001	2000	Change in m €	in %
Cash reserves	8,036	6,509	+ 1,527	+ 23.5
Assets held for trading purposes	69,210	79,296	- 10,086	- 12.7
Placements with, and loans and advances to, other banks including:	89,499	91,378	- 1,879	- 2.1
Mortgage loans	384	406	- 22	- 5.4
Municipal loans	23,395	26,080	- 2,685	- 10.3
Loans and advances to customers including:	431,060	424,372	+ 6,688	+ 1.6
Mortgage loans	174,607	170,297	+ 4,310	+ 2.5
Municipal loans	64,477	67,977	- 3,500	- 5.1
Total provisions for losses on loans and advances	- 12,852	- 12,754	- 98	- 0.8
Investments	114,493	109,512	+ 4,981	+ 4.5
Property, plant and equipment	4,736	5,677	- 941	- 16.6
Intangible goods	3,634	3,862	- 228	- 5.9
Other assets	20,354	8,662	+ 11,692	>+ 100.0
Total assets	**728,170**	**716,514**	**+ 11,656**	**+ 1.6**

Shareholders' Equity and Liabilities in m €	2001	2000	Change in m €	in %
Deposits from other banks incl.	145,170	153,217	- 8,047	- 5.3
Registered mortgage bonds and public-sector bonds in issue	10,546	10,059	+ 487	+ 4.8
Amounts owed to other depositors including:	215,404	202,093	+13,311	+ 6.6
Registered mortgage bonds and public-sector bonds in issue	43,742	46,032	-2,290	- 5.0
Promissory notes and other liabilities evidenced by paper	256,421	261,199	- 4,778	- 1.8
including: Registered mortgage bonds and public-sector bonds in issue	136,028	134,512	+ 1,516	+ 1.1
Liabilities held for trading purposes	29,150	40,849	- 11,699	- 28.6
Provisions and accruals	9,490	6,958	+ 2,532	+ 36.4
Other liabilities	20,888	9,718	+ 11,170	>+100.0
Subordinated capital	23,487	20,703	+ 2,784	+ 13.4
Minority interest	3,050	2,182	+ 868	+ 39.8
Shareholders' equity	25,110	19,595	+ 5,515	+ 28.1
Subscribed capital	1,609	1,607	+ 2	+ 0.1
Additional paid-in capital	13,133	13,228	- 95	- 0.7
Retained earnings	4,326	4,304	+ 22	+ 0.5
Change in valuation of financial instruments	5,585	--	+5,585	>+ 100.0
Consolidated profit	457	456	+ 1	+ 0.2
Total shareholders' equity and liabilities	**728,170**	**716,514**	**+ 11,656**	**+ 1.6**

SEGMENT REPORTING 2001

in m €	Private Customers and Profess-ionals	Corpo-rate Custo-mers	Real Estate Finance and Real Estate Custo-mers	Inter-national Markets	Asset Manage-ment	Real Estate Workout	Other/ Consoli-dation	Group
Net interest income								
2001	3,116	2,292	1,576	657	- 3	- 9	- 298	7,331
2000 Pro-forma	3,008	2,306	1,478	539	--	12	- 182	7,161
Provisions for losses on loans and advances								
2001	517	1,015	596	112	--	- 140	- 26	2,074
2000 Pro-forma	374	761	561	- 7	--	- 33	101	1,757
Net commission income								
2001	1,594	882	59	295	225	--	- 178	2,877
2000 Pro-forma	1,822	916	92	250	367	2	- 165	3,284
Trading profit								
2001	31	63	- 1	413	- 2	--	88	592
2000 Pro-forma	5	34	--	570	- 3	--	41	647
Administrative expense								
2001	4,324	1,642	600	901	206	51	11	7,735
2000 Pro-forma	3,593	1,692	574	719	277	53	209	7,117
Other oper-ating income less other oper-ating expenses								
2001	- 4	26	53	- 13	383	2	38	485
2000 Pro-forma	- 23	- 4	18	- 5	11	- 7	57	47
Operating profit								
2001	- 104	606	491	339	397	82	- 335	1,476
2000 Pro-forma	845	799	453	642	98	- 13	- 559	2,265
Net income from investments								
2001	11	- 16	70	- 26	- 19	- 139	649	530
2000 Pro-forma	- 16	1	28	33	- 6	--	440	480
Amortization of goodwill								
2001	192	61	4	29	4	--	31	321
2000 Pro-forma	54	60	4	37	21	--	37	213
Balance of other income and expenses								
2001	- 14	- 13	- 5	- 4	--	- 69	- 31	- 136
2000 Pro-forma	- 16	--	- 4	- 2	--	- 89	- 66	- 177

Profit from ordinary activities								
2001	- 299	516	552	280	374	- 126	252	1,549
2000 Pro-forma	759	740	473	636	71	- 102	- 222	2,355
Balance of extraordinary income and expenses								
2001	--	--	--	--	--	--	--	--
2000 Pro-forma	--	--	--	--	--	--	- 126	- 126
Net income before taxes								
2001	- 299	516	552	280	374	- 126	252	1,549
2000 Pro-forma	759	740	473	636	71	- 102	- 348	2,229

KEY RATIOS SEGMENT REPORTING 2000

in %	Private Customers and Profess-ionals	Corpo-rate Custo-mers	Real Estate Finance and Real Estate Customers	Interna-tional Markets	Asset Management	Real Estate Workout 1)	Group
Cost-Income-Ratio (%)							
2001	91.3	50.3	35.6	66.6	34.2	--	68.5
2000 Pro-forma	74.7	52.0	36.1	53.1	73.9	--	63.9

Return on equity before taxes (%)							
2001	- 6.9	9.3	11.8	10.3	--	--	8.1
2000 Pro-forma	19.8	12.1	11.2	27.6	--	--	12.0
Return on equity after tax, adjusted for goodwill amortization							
2001	- 0.1	7.1	7.2	7.6	--	--	6.5
2000 Pro-forma	15.2	9.1	6.8	21.1	--	--	8.9
Return on equity after taxes (%)							
2001	- 4.5	6.0	7.2	6.5	--	--	4.9
2000 Pro-forma	13.8	8.2	6.7	19.5	--	--	7.8

1) Figures for Real Estate Workout economically not meaningful

HVB Group

Group Investor Relations-Team:
Stefan.Ermisch@hvbgroup.com ☎ +49-89-378 25530
Christian.Becker-Hussong@hvbgroup.com ☎ +49-89-378 28235
Susan.Eckenberg@hvbgroup.com ☎ +49-89-378 29185
Marc.Hess@hvbgroup.com ☎ +49-89-378 27602
Sabine.Rückert@hvbgroup.com ☎ +49-89-378 26024
Richard.Speich@hvbgroup.com ☎ +49-89-378 31063
Fax +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

INVESTOR RELATIONS RELEASE **21. MÄRZ 2002**

Vorlage des Jahresabschlusses 2001

Die HVB Group hat heute ihren endgültigen Jahresabschluss für das Jahr 2001 gemäß International Accounting Standards (IAS) vorgelegt. Anbei erhalten Sie Übersichten zu den wichtigen Kennzahlen, zur Erfolgsrechnung, zur Bilanz sowie zur Segmentberichterstattung. Am 20. Februar hatten wir bereits die Konzern-GuV auf vorläufiger Basis in einer ausführlichen IR-Release eingehend kommentiert.

Analystenkonferenz München:
heute von 14:00 bis 15:30 Uhr, in den Räumen der HypoVereinsbank, Arabellastraße 14

Analystenkonferenz London:
Montag, 25. März 2002 von 11:00 bis 12:30 Uhr Ortszeit, Great Eastern Hotel, Liverpool Street

Herr Dr. Sprißler (CFO) wird den Jahresabschluss auf den Analystenkonferenzen in München und London ausführlich erläutern. Die Veranstaltung in München wird live über unsere Investor Relations-Website unter www.hvbgroup.com/ir in deutscher und englischer Sprache übertragen und anschließend als Aufzeichnung abrufbar sein. Die Präsentationsunterlagen stehen unter der selben Adresse ca. eine Stunde vor Beginn zum Download bereit.

DIE WICHTIGSTEN ERGEBNISSE 2001/2000

HVB Group	2001	2000
Erfolgszahlen		
Betriebsergebnis	1.476 Mio €	1.873 Mio €
Ergebnis der gewöhnlichen Geschäftstätigkeit	1.549 Mio €	1.978 Mio €
Ergebnis vor Steuer	1.549 Mio €	1.852 Mio €
Jahresüberschuss	967 Mio €	1.184 Mio €
Bardividende je Stammaktie	0,85 €	0,85 €
IAS-Ergebnis je Aktie	1,75 €	2,50 €
IAS Ergebnis je Aktie (bereinigt um Goodwillabschreibung)	2,35 €	2,71 €
Kennzahlen		
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibung)	6,5 %	9,2 %
Eigenkapitalrentabilität nach Steuern	4,9 %	8,5 %
Cost-Income-Ratio (gemessen an den operativen Erträgen)	68,5 %	62,6 %
Anteil Provisionsüberschuss an den operativen Erträgen	25,5 %	29,6 %
Bilanzzahlen		
Bilanzsumme	728,2 Mrd €	716,5 Mrd €
Kreditvolumen	454,3 Mrd €	449,2 Mrd €
Bilanzielles Eigenkapital	25,1 Mrd €	19,6 Mrd €
Bankaufsichtsrechtliche Kennzahlen nach BIZ [1)]		
Kernkapital	21,7 Mrd €	19,3 Mrd €
Eigenmittel	41,5 Mrd e	39,6 Mrd €
Risikoaktiva	365,1 Mrd €	355,0 Mrd €
Kernkapitalquote	6,0 %	5,4 %
Eigenmittelquote	10,3 %	10,0 %

Mitarbeiter	69.520	72.867
Geschäftsstellen	2.238	2.421

1) *nach festgestellten Jahresabschlüssen*

GEWINN- UND VERLUSTRECHNUNG PRO-FORMA-DARSTELLUNG
für 1. Januar bis 31. Dezember 2001

in Mio €	2001	2000	Veränderungen	
		Pro-forma	in Mio €	in %
Zinsüberschuss	7.331	7.161	+ 170	+ 2,4
Kreditrisikovorsorge	2.074	1.757	+ 317	+ 18,0
Zinsüberschuss nach Kreditrisikovorsorge	5.257	5.404	- 147	- 2,7
Provisionsüberschuss	2.877	3.284	- 407	- 12,4
Handelsergebnis	592	647	- 55	- 8,5
Verwaltungsaufwand	7.735	7.117	+ 618	+ 8,7
Saldo sonstige betriebliche Erträge/Aufwendungen	485	47	+ 438	>+ 100,0
Betriebsergebnis	1.476	2.265	- 789	- 34,8
Finanzanlageergebnis	530	480	+ 50	+ 10,4
Abschreibungen auf Geschäfts- oder Firmenwerte	321	213	+ 108	+ 50,7
Saldo übrige Erträge/Aufwendungen	- 136	- 177	+ 41	+ 23,2
Ergebnis der gewöhnlichen Geschäftstätigkeit	1.549	2.355	- 806	- 34,2
Saldo außerordentliche Erträge/Aufwendungen	--	- 126	+ 126	>+ 100,0
Ergebnis vor Steuern	1.549	2.229	- 680	- - 30,5
Ertragsteuern	582	658	- 76	- 11,6
Jahresüberschuss	967	1.571	- 604	- 38,4
Fremdanteile am Jahresüberschuss	- 29	- 128	+ 99	+ 77,3
Jahresüberschuss ohne Fremdanteile	938	1.443	- 505	- 35,0
nachrichtlich: Summe operative Erträge	11.285	11.139	+ 146	+ 1,3

GEWINN- UND VERLUSTRECHNUNG
für 1. Januar bis 31. Dezember 2001

in Mio €	2001	2000	Veränderungen in Mio €	in %
Zinsüberschuss	7.331	5.150	+ 2.181	+42,3
Kreditrisikovorsorge	2.074	1.186	+ 888	+ 74,9
Zinsüberschuss nach Kreditrisikovorsorge	5.257	3.964	+ 1.293	+ 32,6
Provisionsüberschuss	2.877	2.423	+ 454	+ 18,7
Handelsergebnis	592	548	+ 44	+ 8,0
Verwaltungsaufwand	7.735	5.117	+ 2.618	+ 51,2
Saldo sonstige betriebliche Erträge/Aufwendungen	485	55	+ 430	>+ 100,0
Betriebsergebnis	1.476	1.873	- 397	- 21,2
Finanzanlageergebnis	530	325	+ 205	+ 63,1
Abschreibungen auf Geschäfts- oder Firmenwerte	321	89	+ 232	>+ 100,0
Saldo übrige Erträge/Aufwendungen	- 136	- 131	- 5	- 3,8
Ergebnis der gewöhnlichen Geschäftstätigkeit	1.549	1.978	- 429	- 21,7
Saldo außerordentliche Erträge/Aufwendungen	--	- 126	+ 126	>+ 100,0
Ergebnis vor Steuern	1.549	1.852	- 303	- 16,4
Ertragsteuern	582	668	- 86	- 12,9
Jahresüberschuss	967	1.184	- 217	- 18,3
Fremdanteile am Jahresüberschuss	- 29	- 105	+ 76	+ 72,4
Jahresüberschuss ohne Fremdanteile	938	1.079	- 141	- 13,1
Einstellung in Gewinnrücklagen	481	623	- 142	- 22,8
Konzerngewinn	457	456	+ 1	+ 0,1

BILANZ zum 31. Dezember 2001

AKTIVA in Mio €	2001	2000	Veränderung in Mio €	 in %
Barreserve	8.036	6.509	+ 1.527	+ 23,5
Handelsaktiva	69.210	79.296	- 10.086	- 12,7
Forderungen an Kreditinstitute	89.499	91.378	- 1.879	- 2,1
darunter:				
Hypothekendarlehen	384	406	- 22	- 5,4
Kommunalkredite	23.395	26.080	- 2.685	- 10,3
Forderungen an Kunden	431.060	424.372	+ 6.688	+ 1,6
darunter:				
Hypothekendarlehen	174.607	170.297	+ 4.310	+ 2,5
Kommunalkredite	64.477	67.977	- 3.500	- 5,1
Risikovorsorge	- 12.852	- 12.754	- 98	- 0,8
Finanzanlagen	114.493	109.512	+ 4.981	+ 4,5
Sachanlagen	4.736	5.677	- 941	- 16,6
Immaterielle Vermögenswerte	3.634	3.862	- 228	- 5,9
Sonstige Aktiva	20.354	8.662	+ 11.692	>+ 100,0
SUMME DER AKTIVA	**728.170**	**716.514**	**+ 11.656**	**+ 1,6**

PASSIVA in Mio €	2001	2000	Veränderung in Mio €	 in %
Verbindlichkeiten gegenüber Kreditinstituten	145.170	153.217	- 8.047	- 5,3
darunter :				
begebene Hypotheken- und öff. Namenspfandbriefe	10.546	10.059	+ 487	+ 4,8
Verbindlichkeiten gegenüber Kunden	215.404	202.093	+13.311	+ 6,6
darunter:				
begebene Hypotheken- und öff. Namenspfandbriefe	43.742	46.032	-2.290	- 5,0
Verbriefte Verbindlichkeiten	256.421	261.199	- 4.778	- 1,8
darunter:				
Hypothekenpfandbriefe und öffentliche Pfandbriefe	136.028	134.512	+ 1.516	+ 1,1
Handelspassiva	29.150	40.849	- 11.699	- 28,6
Rückstellungen	9.490	6.958	+ 2.532	+ 36,4
Sonstige Passiva	20.888	9.718	+ 11.170	>+100,0
Nachrangkapital	23.487	20.703	+ 2.784	+ 13,4
Anteile in Fremdbesitz	3.050	2.182	+ 868	+ 39,8
Eigenkapital	25.110	19.595	+ 5.515	+ 28,1
Gezeichnetes Kapital	1.609	1.607	+ 2	+ 0,1
Kapitalrücklage	13.133	13.228	- 95	- 0,7
Gewinnrücklagen	4.326	4.304	+ 22	+ 0,5
Bewertungsänderung von Finanzinstrumenten	5.585	-	+5.585	>+ 100,0
Konzerngewinn	457	456	+ 1	+ 0,2
SUMME DER PASSIVA	**728.170**	**716.514**	**+ 11.656**	**+ 1,6**

ERFOLGSRECHNUNG NACH UNTERNEHMENSBEREICHEN

in Mio €	Privat- und Geschäftskunden	Firmenkunden	Immobilienfinanzierungsgeschäft und -kunden	International Markets	Asset Management	Workout Immobilien	Sonstige/ Konsolidierung	Konzern
Zinsüberschuss								
2001	3.116	2.292	1.576	657	- 3	- 9	- 298	7.331
2000 Pro-forma	3.008	2.306	1.478	539	--	12	- 182	7.161
Kreditrisikovorsorge								
2001	517	1.015	596	112	--	- 140	- 26	2.074
2000 Pro-forma	374	761	561	- 7	--	- 33	101	1.757
Provisionsüberschuss								
2001	1.594	882	59	295	225	--	- 178	2.877
2000 Pro-forma	1.822	916	92	250	367	2	- 165	3.284
Handelsergebnis								
2001	31	63	- 1	413	- 2	--	88	592
2000 Pro-forma	5	34	--	570	- 3	--	41	647
Verwaltungsaufwand								
2001	4.324	1.642	600	901	206	51	11	7.735
2000 Pro-forma	3.593	1.692	574	719	277	53	209	7.117
Saldo sonstige betriebliche Erträge/ Aufwendungen								
2001	- 4	26	53	- 13	383	2	38	485
2000 Pro-forma	- 23	- 4	18	- 5	11	- 7	57	47
Betriebsergebnis								
2001	- 104	606	491	339	397	82	- 335	1.476
2000 Pro-forma	845	799	453	642	98	- 13	- 559	2.265
Finanzanlageergebnis								
2001	11	- 16	70	- 26	- 19	- 139	649	530
2000 Pro-forma	- 16	1	28	33	- 6	--	440	480
Abschreibungen auf Geschäfts- od. Firmenwerte								
2001	192	61	4	29	4	--	31	321
2000 Pro-forma	54	60	4	37	21	--	37	213
Saldo übrige Erträge/ Aufwendungen								
2001	- 14	- 13	- 5	- 4	--	- 69	- 31	- 136
2000 Pro-forma	- 16	--	- 4	- 2	--	- 89	- 66	- 177

Ergebnis der gewöhnlichen Geschäfts-tätigkeit								
2001	- 299	516	552	280	374	- 126	252	1.549
2000 Pro-forma	759	740	473	636	71	- 102	- 222	2.355
Saldo außer-ordentliche Erträge/ Aufwendungen								
2001	--	--	--	--	--	--	--	--
2000 Pro-forma	--	--	--	--	--	--	- 126	- 126
Ergebnis vor Steuern								
2001	- 299	516	552	280	374	- 126	252	1.549
2000 Pro-forma	759	740	473	636	71	- 102	- 348	2.229

KENNZIFFERN NACH UNTERNEHMENSBEREICHEN

in %	Privat- und Geschäfts-kunden	Firmen-kunden	Immobilien-finanzierungs-geschäft und Immobilien-kunden	Interna-tional Markets	Asset Management	Workout Immo-bilien [1]	Konzern
Cost-Income-Ratio (auf der Basis der operativen Erträge)							
2001	91,3	50,3	35,6	66,6	34,2	--	68,5
2000 Pro-forma	74,7	52,0	36,1	53,1	73,9	--	63,9

Eigenkapital-rentabilität vor Steuern							
2001	- 6,9	9,3	11,8	10,3	--	--	8,1
2000 Pro-forma	19,8	12,1	11,2	27,6	--	--	12,0
Eigenkapital-rentabilität nach Steuern, bereinigt um Goodwillab-schreibungen							
2001	- 0,1	7,1	7,2	7,6	--	--	6,5
2000 Pro-forma	15,2	9,1	6,8	21,1	--	--	8,9
Eigenkapital-rentabilität nach Steuern							
2001	- 4,5	6,0	7,2	6,5	--	--	4,9
2000 Pro-forma	13,8	8,2	6,7	19,5	--	--	7,8

[1] Kennzahlenwerte für den Unternehmensbereich Workout Immobilien ökonomisch nicht aussagekräftig